UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2017 and 2016
Supplemental Schedule as of December 31, 2017
and Report of Independent Registered Public Accounting Firm

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2017	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees
Regal Beloit Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Regal Beloit Corporation Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The supplemental information in the accompanying schedule of assets held at December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
We have served as the Plan’s auditor since 2013.

/s/ GRANT THORNTON LLP
Milwaukee, Wisconsin
June 26, 2018

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Investments at fair value	$420,340,428	$377,899,247

Receivables:
Employer contributions	1,277,079	1,493,420
Participant contributions	—	348,614
Participant notes	7,105,572	6,787,707
Accrued interest and dividends	53,740	55,097
Total receivables	8,436,391	8,684,838

Total Assets	428,776,819	386,584,085

LIABILITIES:
Pending trades	22	4,965

Total Liabilities	22	4,965

NET ASSETS AVAILABLE FOR BENEFITS	$428,776,797	$386,579,120

See notes to financial statements

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2017

2017
CONTRIBUTIONS:
Employer contributions	$8,230,537
Participant contributions	18,019,891
Participant rollovers	2,225,554
Total contributions	28,475,982

INVESTMENT INCOME:
Net appreciation in fair value of investments	51,858,445
Interest and dividend income	6,039,972
Total investment income	57,898,417

DEDUCTIONS:
Benefits paid to participants	43,855,276
Administrative fees	321,446
Total deductions	44,176,722

NET INCREASE	42,197,677

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	386,579,120
End of year	$428,776,797

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all US based employees of Regal Beloit Corporation (the “Company”). Additional information on eligibility can be found in the plan document.

Plan Administration -Wells Fargo Institutional Retirement and Trust (the “Trustee”) is the trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Retirement Plan Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC on a pre-tax and/or after-tax Roth basis. Union employees may be subject to limitations under their collective bargaining agreements. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

Participating non-union Regal Beloit Corporation employees and Bowling Green employees represented by Local 1076 I.B.E.W. receive an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% of the employee's deferral.

Employees who previously participated in Company sponsored defined benefit plans or became eligible to participate in the Plan through acquisition may receive an additional Company contribution as noted in the plan document.

For Wausau employees represented by Local 1791 I.B.E.W., the Company makes a matching contribution of 50% of a participant's deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant's deferral up to 6% of pretax annual eligible income. For employees represented by Teamsters 662, the Company makes a 50% matching contribution of the participant's deferral up to 5% of pretax annual eligible income. Union employees of Hub City receive a Company match of 50% up to 6% of a participant's deferral effective November 14, 2011. Union employees at the Mt. Sterling location receive a Company match of 25% up to 6% of a participant's deferral. Union employees at the Tipp City location receive a Company match of 50% up to 3% of a participant's deferral.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006. This auto enrollment is applicable to all employees newly eligible to participate in the Plan who are not subject to a separate union agreement. These participants are auto enrolled for a 6% payroll deferral. These contributions are defaulted in the Vanguard Lifestyle fund based on the employee's age absent an investment fund election.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching and discretionary contributions are subject to a two year cliff vesting. For Wausau employees represented by Local 1791 I.B.E.W., Bowling Green employees represented by Local 1076 I.B.E.W., and production employees at Hub City Company contributions are subject to a three year cliff vesting. Union employees at the Mt. Sterling and Milwaukee Gear locations are subject to a vesting schedule of 40% after two years, 60% after three years, 80% after four years, and 100% after five years on Company contributions. Corporate and Mechanical Group Profit Sharing balances and Added Value Nonelective Contribution balances have a six year step vesting. Employees of the Electrical Products Company acquired from A.O. Smith Corporation who are eligible for employer nonelective contributions were credited with years of vesting service with A.O. Smith Corporation. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2017 and 2016 forfeited nonvested accounts totaled $35,028 and $18,806, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan up to one year following the Plan year in which the forfeitures occur. Forfeitures used during 2017 and 2016 were $183,869 and $317,218, respectively.

Benefit Payments - Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - All investments are participant-directed and participants are able to change their investment options in 1% increments. A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Participant Notes - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 3.25% to 9.50% as of December 31, 2017 and 2016) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, a collective trust and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments.

The Wells Fargo Stable Return Fund is a stable value collective trust fund. The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The credited interest rate was 2.14% and 1.94% at December 31, 2017 and 2016, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2017 or December 31, 2016.

Administrative Expenses - The Plan pays all administrative expenses, which are expensed as incurred.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Subsequent Events - The Company has evaluated subsequent events from December 31, 2017 through the date these financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure.

3.	FAIR VALUE MEASUREMENTS

In accordance with the Financial Accounting Standards Board's statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. At December 31, 2017 and 2016, the Plan's portfolio investments were classified as follows based on fair values:

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2017
	Balance	Level 1	Level 2	Level 3
Mutual funds	$344,165,349	$344,165,349	$—	$—
Regal Beloit Corporation Common Stock	15,719,469	15,719,469	—	—
Money market funds	233,855	—	233,855	—
Total	$360,118,673	$359,884,818	$233,855	$—
Investments measured at net asset value	60,221,755
Total investments	$420,340,428

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2016
	Balance	Level 1	Level 2	Level 3
Mutual funds	$295,989,058	$295,989,058	$—	$—
Regal Beloit Corporation Common Stock	15,856,519	15,856,519	—	—
Money market funds	363,683	—	363,683	—
Total	$312,209,260	$311,845,577	$363,683	$—
Investments measured at net asset value	65,689,987
Total investments	$377,899,247

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2017
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund	$60,221,755	$—	Immediate	None
	$60,221,755	$—

Fair Value Estimated Using Net Asset Value per Share
December 31, 2016
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund	$65,689,987	$—	Immediate	None
	$65,689,987	$—

4.    PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (“Wells Fargo”). For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund's short term investments. At December 31, 2017 and 2016, the Plan held 153,408 units and 174,181 units, respectively, of the Fund. The Fund invests in shares of Regal Beloit Corporation common stock and held 205,215 shares and 228,975 shares at December 31, 2017 and 2016, respectively. In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short Term Investment Fund. Dividend income recorded by the fund for the years ended December 31, 2017 and 2016 was $215,410 and $234,099 respectively.

5.	INCOME TAX STATUS

The Plan received a favorable IRS determination letter from the IRS on April 13, 2015. The Company and Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the United States Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a collective trust fund and money market fund that are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2017	2016
Total Net Assets Per Form 5500	$428,629,158	$386,456,886
Defaulted Loans	147,639	122,234
Net Assets Per Statements of Net Assets Available for Benefits	$428,776,797	$386,579,120

Year Ended
2017
Net Increase Per Form 5500	$42,172,272
Defaulted Loans	25,405
Net Increase Per Statement of Changes in Net Assets Available for Benefits	$42,197,677

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OFLABOR'S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
EIN 39-0875718, PLAN 008
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value**
Wells Fargo Short Term Investment Fund*	Money Market	$233,855
Wells Fargo Stable Return Fund*	Collective Trust Fund	60,221,755
Regal Beloit Corporation Common Stock*	Common Stock	15,719,469
Vanguard Institutional Index Fund	Mutual Fund	33,516,439
Vanguard Target Retirement 2025 Fund	Mutual Fund	33,428,211
Fidelity Contrafund #22	Mutual Fund	32,212,024
Vanguard Wellington Fund	Mutual Fund	28,172,516
Vanguard Target Retirement 2015 Fund	Mutual Fund	20,435,271
Vanguard Target Retirement 2035 Fund	Mutual Fund	17,665,866
Baron Growth Fund	Mutual Fund	17,122,474
Nuveen Dividend Value Fund	Mutual Fund	16,363,202
Vanguard Target Retirement 2020 Fund	Mutual Fund	15,842,147
Pimco Total Return Fund #35	Mutual Fund	15,430,254
Vanguard Target Retirement 2030 Fund	Mutual Fund	14,466,497
MFS Mid Cap Value Fund	Mutual Fund	13,526,086
Prudential Jennison Mid-Cap Fund	Mutual Fund	13,063,607
Vanguard Target Retirement 2045 Fund	Mutual Fund	11,301,632
Dodge & Cox International Stock Fund	Mutual Fund	10,150,113
Goldman Sachs Small Cap Value Fund	Mutual Fund	8,912,057
Vanguard Target Retirement 2040 Fund	Mutual Fund	8,719,417
American Funds Europac Growth Fund	Mutual Fund	7,936,738
Fidelity Low Priced Stock Fund	Mutual Fund	6,190,306
Vanguard Target Retirement Fund	Mutual Fund	5,575,359
Vanguard Target Retirement 2050 Fund	Mutual Fund	3,570,093
Vanguard Inflation-Protected Sec Instl Fund	Mutual Fund	3,052,854
Artisan International Fund	Mutual Fund	3,023,468
Vanguard Target Retirement 2055 Fund	Mutual Fund	2,914,497
Vanguard Target Retirement 2060 Fund	Mutual Fund	1,290,918
Fidelity US Bond Index Fund	Mutual Fund	170,842
Fidelity Extended Market Index Fund	Mutual Fund	67,377
Fidelity Total International Index Fund	Mutual Fund	31,768
Vanguard Target Retirement 2065 Fund	Mutual Fund	13,316
Notes Receivable (Interest rates ranging from 3.25% to 9.50%, maturing through 07/31/2027)*	Notes Receivable	7,105,572
TOTAL ASSETS HELD (HELD AT END OF YEAR)		$427,446,000

*Represents a party-in-interest
**Cost information not required as all investments are participant directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 26, 2018	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN RETIREMENT PLAN COMMITTEE

		By:	/s/ Robert J. Rehard
Robert J. Rehard Vice President, Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2017

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm